COMMODITY LINKED INVESTMENT SOLUTIONS

Filed Pursuant to Rule 433

Registration No. 333-169119

May 27, 2011

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The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize the return on their portfolios. A growing number of investors are seeking different, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets. Any investment in Structured Investments may involve risks all investors should be aware of when making an investment decision. Please see “Certain Risk Considerations” in this presentation.

Structured Investments can help investors meet their specific financial goals and provide greater diversification* to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical Structured Investments include structured notes and structured certificates of deposit, which consist of a debt security and a bank deposit, respectively, linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index, interest rates, inflation or foreign currency). Among the variety of structures available, most aim to help investors achieve the following primary objectives: generate higher yields, participate in the potential for enhanced returns or, in the case of notes that are structured to pay at least the principal amount at maturity, subject to credit risk of the issuer, and structured certificates of deposit, protect the principal amount invested.

* Diversification does not protect against loss.

COMMODITY LINKED INVESTMENT SOLUTIONS

What is a Commodity?

A commodity is a physical product that has little variation, thereby allowing each such commodity to be traded interchangeably across different markets. Commodities are real assets such as energy, industrial and precious metals, agriculture and livestock. Most commodities are goods that are either consumed or utilized in the manufacture of finished goods. Commodities can be traded over the counter or on exchanges like the London Metals Exchange, the Chicago Mercantile Exchange and the New York Board of Trade. Below is a list of the main categories of commodities:

Energy: Crude Oil, Natural Gas, Gasoline, Heating Oil Base Metals: Aluminum, Copper, Nickel, Zinc, Lead, Tin Precious Metals: Gold, Silver, Platinum, Palladium

Agriculture: Corn, Wheat, Cotton, Soybeans, Sugar, Coffee, Cocoa Livestock: Live Cattle, Lean Hogs

Commodities, which are real assets, and financial assets, which have no physical underlying like interest rates or equities, respond differently to capital market and economic conditions, although both commodities and financial assets are impacted by supply and demand to different degrees. The prices of equities and bonds are impacted by a multitude of factors, many of which are different relative to those factors that impact commodities.

Market events may impact commodity prices, including but not limited to: warehousing and delivery constraints, changes in supply and demand dynamics (whether actual, perceived, anticipated, unanticipated or unrealized), and (in the case of physical commodities) a potential lack of fungibility (for example, if the weather is not conducive to farming, the resulting crop may not adhere to the standards required by the exchange). Other factors affecting commodity futures prices include weather; agricultural, trade, fiscal, monetary, and exchange control policies; disease; pestilence; technological developments and changes in interest rates, whether through governmental action or market movements and monetary and other governmental policies, action and inaction.

Supply and demand disruptions in major producing or consuming regions or industries can cause physical commodities prices to fluctuate widely. Certain commodities are used primarily in one industry, and fluctuations in levels of activity in (or the availability of alternative resources to) one industry may have a disproportionate effect on global demand for a particular commodity. Moreover, recent growth in industrial production and gross domestic product has made China and other developing nations oversized users of commodities and has increased the extent to which certain commodities rely on these markets. Political, economic and other developments that affect these countries may also affect the value of certain commodities.

How Can One Invest in Commodities?

There are several ways to invest in commodities. The most common ways to invest in commodities are:

- Buy the physical commodity: This approach offers pure exposure to the underlying commodity, but delivery, storage and spoilage may be problematic. It is usually not cost effective or practical for most investors.
- Invest through the futures or derivatives market: This has predominantly been limited to large institutional investors with the resources to meet investment minimums and experience to administer complicated futures portfolios themselves, or to use total return swaps and manage the related counterparty risk.
- Invest in pooled vehicles such as mutual funds: Until recently, mutual funds presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investments at reasonable costs and offer low investment minimums. However, the manner in which a mutual fund gets exposure to commodities may be limited.
- Invest through Structured Investments: Structured Investments include (i) structured notes, which are unsecured debt securities linked to the performance of commodity reference assets (individual commodities, baskets of commodities or commodity indices); and (ii) structured certificates of deposit, which are bank deposits linked to the performance of commodity reference assets. Among the variety of structures available, most aim to help investors achieve the following primary objectives: provide exposure to various commodity underlyings, participate in the potential for enhanced returns or, in the case of principal protected notes (subject to issuer credit risk) and structured certificates of deposit, protect the principal amount invested, assuming the notes or CDs are held to maturity.

Potential Benefits of Including Commodities in an Investment Portfolio

Commodities can potentially provide a combination of investment benefits, which are different in comparison to other asset classes. There are four primary reasons why adding commodities to a portfolio may be beneficial: absolute return potential, diversification, inflation protection, and as a currency hedge.

Figure 1*

Risk and Return 1970–2010	S&P GSCI® TR (Commodities)	S&P 500® TR (Equities)	Barclays Capital Agg (Bonds)	US T-Bill (Cash)
Return (p.a.)	10.0%	10.0%	7.8%	5.9%
Vol (ann.)	22.1%	17.1%	9.5%	1.6%
Sharpe	0.18	0.24	0.20	

Source: Bloomberg and Barclays Capital as of December 31, 2010, calculated using quarterly returns.

* The total return metric is the most appropriate when making a comparison to other fully funded asset classes. Total return measures the collateralized returns accrued from holding and rolling nearby commodity futures. Total Return Index return = Price return + "Roll Yield" return + Collateral return (T-Bill.) Indices are unfunded futures-based investments, so including a T-Bill component incorporates the return an investor would receive on the collateral they would allocate since the cash would need to be invested.

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COMMODITY LINKED INVESTMENT SOLUTIONS

Commodity Price Exposure

Many investors seek exposure to commodity price returns if they have an expectation or view that prices will rise or fall. Historically, commodity prices have increased an average of 10% per annum since 1970, as measured by the S&P GSCI® Total Return Index. The historical increase in commodity prices is comparable to the historical returns of the S&P 500® Index (see Figure 1).

While commodity prices can both rise and fall, many investors seek exposure to commodity price returns if they expect demand for commodities to rise or the supply of commodities to fall. Historically, commodity price performance has demonstrated a correlation to global supply and demand fundamentals. When demand is greater than supply, prices have historically risen and vice versa. Demand for resources may be driven by eventual consumption needs of the commodity. For example, soymeal demand may be driven by livestock feed, cotton demand has been impacted by clothing production, gasoline prices have been affected by the usage of vehicles, or copper demand may be impacted by the need to wire new buildings. However, as discussed above, there are numerous factors that may impact commodities prices. See “Certain Risk Considerations—Market Price and Price Volatility.

Diversification

Commodity prices and the prices of stocks and bonds have historically responded differently to market and economic conditions. While diversification may not necessarily protect against market risk, the historically low correlation between commodities and other financial assets means that commodities have performed well in years that have been neutral or negative for stocks and bonds.

The Importance of Correlations to Portfolio Risk and Return

Diversification is not only about the number of investments in your portfolio, it’s also about the relationships among those investments. Imagine the following hypothetical portfolio of 15 technology stocks. Adding one more technology stock is not likely to have much of a diversifying effect on the portfolio because that one additional technology stock is likely to behave similarly to the other 15 technology stocks in the portfolio. If the technology sector faces a downturn, the value of the entire portfolio will likely decrease no matter how many different technology stocks are in it, because each stock may be sensitive to similar factors and market conditions.

A possible better approach may involve building a portfolio whose individual elements tend not to move in lockstep in response to changing market conditions. One method to measure the relationship among assets is through the correlation of their price performances. In other words, by examining when one asset exhibits positive performance, does another asset also tend to perform positively or negatively, and by how much? Correlation values range between -100% and +100%. Assets that have an inverse relationship, or move in exact opposite directions, will have a correlation of -100%, while those that move in the same direction, in tandem, will have a correlation of +100%. A correlation of 0 implies that there is no relationship.

Commodities have historically had low correlations to stocks and bonds (see Figure 2). If commodities in a diversified portfolio do not move in the same direction as other assets, the overall portfolio volatility can be lowered: as one asset falls, the uncorrelated asset may rise or remain unchanged, thereby offsetting overall portfolio return swings.

Figure 2*

Correlation 1970–2010	S&P GSCI® TR (Commodities)	S&P 500® TR (Equities)	Barclays Capital Agg (Bonds)	US 3m T-Bill (Cash)
S&P GSCI® TR	100%	-9%	-7%	4%
S&P 500® TR		100%	27%	0%
Barclays Capital Agg			100%	-4%
US 3m T-Bill				100%

Source: Bloomberg and Barclays Capital as of December 31, 2010, calculated using quarterly returns.

Inflation Protection

Historically, commodities have exhibited a low correlation to stocks and bonds. Though stocks and bonds have historically performed poorly during times of inflation, commodities have tended to perform well because they have been closely linked to rising prices in essential goods. Looking back at inflation and the performance of stocks, bonds, and commodities from 1988–December 2010, stocks and bonds have generally moved in the opposite direction during times of rising inflation, while commodities have generally moved in the same direction (see Figure 3). As a result, investors have increasingly used commodities as part of an inflation hedging strategy.

Figure 3*



30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
Average Return
-14.9%
-7.5%
2.7%
8.4%
5.1%
7.0%
9.8%
6.4%
22.4%
15.4%
7.0%
6.2%
24.2%
16.7%
3.3%
6.0%
<-1%
-1% to 0%
0% to +1.5%
>+1.5%
Change in 1 year-on-year CPI
S&P GSCI® TR
DJUBS℠ TR
S&P 500®
Barclays Capital Agg

Source: Bloomberg. Data from January 31, 1988 to December 31, 2010.

Currency Hedge

As described in the introduction, commodities are undifferentiated products that are the raw materials used to produce goods. Sugar produced in Brazil is interchangeable with sugar produced in India – this fungibility allows for the existence of a global market. As such, commodities are denominated in only one currency: the US dollar. Because commodities are purchased around

* *US CPI Urban Consumers SA represents changes in prices of all goods and services purchased for consumption by urban households.*

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COMMODITY LINKED INVESTMENT SOLUTIONS

the world, if the value of the USD falls, the price of commodities will tend to rise as the relative purchasing power of buyers in non-USD currencies increases and drives up the price. Because this relationship exists, many investors view commodities as a way to hedge their USD purchasing power or currency exposure.

Why Invest in Commodities As Opposed to Commodity Producers?

Some investors believe they are gaining exposure to commodities when they invest in the common stocks of commodity producers. However, for a number of reasons, the performance of commodity producer stocks and the performance of the actual commodities often diverge. Therefore, it may be a bit of a misconception to think that when investing in a company like Exxon Mobil or Alcoa that you have direct exposure to crude oil or aluminum prices. Buying a company’s equity securities exposes an investor to certain non-commodity-related risks, including financial and operational risk. In addition, companies may hedge their commodity exposure, thereby minimizing the impact that changes in commodity prices may have on their bottom line.

What Are Commodity Futures?

A futures contract is a standardized contract traded on an exchange to buy or sell a particular commodity at a predetermined price and quantity in the future. Commodity futures are traded on major exchanges, including the New York Mercantile Exchange (NYMEX), London Metals Exchange (LME) and the Chicago Board of Trade (CBOT). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. Structured Investments can be linked directly to the performance of commodity futures. For example, if an investor purchases a 5-year note linked to the performance of a 5-year NYMEX WTI Crude Oil Futures contract, the investor will be exposed to the price fluctuations of the contract. Unlike an investment linked to the performance of a commodity index, there would be no rolling of futures contracts if a Structured Investment is linked directly to a specific futures contract, because a longer-dated contract would be utilized, thereby eliminating the need to roll into another futures contract. The significance of the “roll” process is described below in the next section.

What is a Commodity Index?

In addition to investments that are linked directly to commodity futures, Structured Investments can also be linked to the performance of commodity indices. A commodity index represents the returns of a passive investment in a commodity or basket of commodities. Commodity indices provide a benchmark to measure commodity sector returns in a similar way to equity indices like the S&P 500® Index or FTSE® 100 Index. Some of the most common commodity indices include the Dow Jones-UBS Commodity IndexSM and the S&P GSCI® Commodity Index.

A commodity index is composed of commodity futures contracts rather than physical commodities. As the exchange-traded futures contracts that comprise the indices approach expiration, they are replaced by similar contracts that have a later expiration. A futures contract purchased and held in August, for example, may specify delivery in October (referred to as the October contract). As time passes, this contract expires and may be replaced by selling the October contract ahead of expiry in October and purchasing a contract for delivery in November.

The November contract will eventually expire and be replaced by a contract expiring in December and so on. This process is referred to as “rolling.”

When futures contracts with delivery dates closer to the present date are more expensive than those contracts with later expirations (i.e., if the October contract is more expensive than the December contract), the market is said to be in “backwardation.” If the market for these contracts is (putting aside other considerations) in “backwardation,” the sale of the October contract and the purchase of the November contract would create a positive “roll yield” (as an expensive contract would have been sold to buy a cheaper one).

Backwardation will most likely not exist at all times. Moreover, certain of the commodities have historically traded in “contango” markets. A contango market is one in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields” (as a cheaper contract would have been sold to buy a more expensive one), which could adversely affect the level of the relevant commodity index (see Figure 4 below).

It is important to note that while the current shape of the futures curve can imply a positive or negative roll yield, the actual roll yield will be determined by the level at which the specific futures contract is purchased and the level at which the same contract is later sold. The actual realization of a potential roll yield will be dependent upon the unwind price of the futures contract being sold relative to the initial futures price during the previous roll period as defined in the index methodology.

Figure 4: Roll Yield

• Roll Yield is an important component of commodity index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping)

• Assuming the price and shape of the futures curve remains constant and a long position is rolled:

Time to expiry

Time to expiry

Source: Barclays Capital.

In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a positive “roll yield”

In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a negative “roll yield”

COMMODITY LINKED INVESTMENT SOLUTIONS

Commodity indices vary in terms of their composition and weights. A given index could measure the "total return" or the "excess return" of a strategy. Total return indices capture the full return of the strategy, including spot return (movements in the underlying price of the commodities futures contracts), roll yield return (gains or losses from rolling futures contracts) and collateral return (T-Bill). An excess return index measures the spot return and roll yield return, but does not include a collateral return.

There are various types of investable commodity-linked indices. Some track a diverse basket of commodities and others track only a single commodity. Some indices track the futures contracts closest to expiry while others may invest in futures contracts with longer-dated expiry/delivery dates.

Many factors that may influence commodity futures prices may also affect the value of the relevant index and value of any associated securities in varying ways, and different factors may cause the prices of the index components and the volatility of such index components to move in inconsistent directions at inconsistent rates.

Hypothetical Example:
Index-linked 10% Buffered Note

On the final valuation date, the final Commodity Index level was below the initial Commodity Index level of 100.

Payoff
At maturity, the investor would receive an amount less than the principal amount.
In this case, the amount paid at maturity would be 90% of the principal amount.


Strike
100
Commodity Index
80
Commodity Index
Strike
Time

Step 1: Calculate the Commodity Index Performance.

Index Component	Index Component Initial Level	Index Component Final Level	Index performance
Barclays Capital ...	100	80	-20.00%

Step 2: Calculate the payment at maturity.

Because the Commodity Index Performance of -20% is less than -10.00% as of the final valuation date, the payment at maturity would be equal to
(a) The principal amount of the Notes plus
(b) The principal amount of the Notes multiplied by the sum of (i) the Commodity Index Performance and (ii) 10.00%, calculated as follows:

- $1,000 + [$1,000 x (Commodity Index Performance + 10.00%)] =
- $1,000 + [$1,000 x (-20.00% + 10.00%)]
- $1,000 + [$1,000 x (-10%)] = $900

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Therefore, the payment at maturity would be $900 per $1,000 principal amount, representing a -10.00% return on the initial investment over the term of the Notes.

Barclays Capital Backwardation Index provides exposure to a long only basket of the 10 commodities with the highest degree of backwardation, rebalanced monthly. Backwardation in commodity markets tends to coincide with low physical inventories. The index aims to purchase commodities with low inventories, which have historically performed better than commodities in surplus.



Barclays Capital Backwardation Index ER
DJ-UBS ER Index℠
1,050
850
650
450
250
50
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10

Barclays Capital Multi-Strategy DJ-UBSCI℠ is a long only commdity index with commodity weights that track the benchamark (DJUBSCI℠) but may invest in contracts further out the curve to maximize potential returns. Because each commodity exhibits unique behavior, Barclays has identified enhancements that are targeted to maximize Beta returns at the individual commodity level.



Barclays Capital Multi-Strategy DJ-UBSCI ER Index℠
DJ-UBS Index℠
500
450
400
350
300
250
200
150
100
50
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10

ComBATS 6 represents a combination of a long enhanced index hedged by a short position on a standard index. Momentum Alpha picks up the contracts that exhibit the most outperformance over the front part of the curve. The strategy is designed to isolate the outperformance of an enhancement strategy and provide low volatility returns with low correlation to commodities markets.



Barclays Capital ComBATS 6 Index
DJ-UBS Index℠
500
450
400
350
300
250
200
150
100
50
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10

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COMMODITY LINKED INVESTMENT SOLUTIONS

What is a Commodity Basket?

A commodity basket is a static portfolio of two or more commodities. The performance of a basket is the weighted average of the performances of its components. Commodity basket components can be either commodity futures or commodity indices or both. Typically, an investor who is long a basket would participate in the upside of the weighted average of the components included in that basket. For the purpose of determining the weighted average performance of the basket, the components comprising the basket might be weighted equally or not.

Commodity Basket Performance Calculation

Component	Initial	Final	Performance	Weight	Basket Performance
GOLD	1405.5000	1756.8750	25.0%	0.25	6.25%
WTI CRUDE OIL	91.3800	105.0870	15.0%	0.25	3.75%
SOYBEANS	14.0300	16.70	19.0%	0.25	4.75%
COPPER	9739.5000	11784.7950	21.0%	0.25	5.25%
Basket					20.00%

Component	Initial	Final	Performance	Weight	Basket Performance
GOLD	1405.5000	1546.0500	10.0%	0.25	2.50%
WTI CRUDE OIL	91.3800	79.5006	-13.0%	0.25	-3.25%
SOYBEANS	14.0300	14.59	4.0%	0.25	1.00%
COPPER	9739.5000	9642.1050	-1.0%	0.25	-0.25%
Basket					0.0%

Component	Initial	Final	Performance	Weight	Basket Performance
GOLD	1405.5000	1321.1700	-6.0%	0.25	-1.50%
WTI CRUDE OIL	91.3800	88.6386	-3.0%	0.25	-0.75%
SOYBEANS	14.0300	12.77	-9.0%	0.25	-2.25%
COPPER	9739.5000	9544.7100	-2.0%	0.25	-0.50%
Basket					-5.00%

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Hypothetical Example:
Basket-linked 10% Buffered Note

On the final valuation date, the final Commodity Basket level was **above** the initial Commodity Basket level of 100.



Commodity Basket
115
Strike
100
Commodity Basket
Strike
Time

Payoff

At maturity, the investor would receive an amount that is more than the principal amount. In this case, the amount paid at maturity would be 115% of the principal amount.

Step 1: Calculate the Basket Performance.

Component	Initial	Final	Performance	Weight	Basket Performance
GOLD	1405.5000	1855.2600	32.00%	0.25	8.00%
WTI CRUDE OIL	91.3800	112.3974	23.00%	0.25	5.75%
SOYBEANS	14.0300	15.15	8.00%	0.25	2.00%
COPPER	9739.5000	9447.3150	-3.00%	0.25	-0.75%
Basket					15.00%

Step 2: Calculate the payment at maturity.

Because the Commodity Basket Performance was +15% as of the final valuation date, the payment at maturity would be equal to

(a) The principal amount of the Notes plus

(b) The principal amount of the Notes multiplied by the Commodity Basket Performance, calculated as follows:

- $1,000 + [$1,000 x (Commodity Basket Performance)] =
- $1,000 + [$1,000 x (15.00%)] = $1,150

Therefore, the payment at maturity would be $1,150 per $1,000 principal amount, representing a 15.00% return on the initial investment over the term of the Notes.

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COMMODITY LINKED INVESTMENT SOLUTIONS

Certain Risk Considerations

Market Risk and Price Volatility:

The market value of a Structured Investment may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Structured Investment and a number of other factors. Movements in the level, value or price of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As the Structured Investments are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to you, and therefore you may receive less than the amount you initially invested in the Structured Investments, may not receive any additional amount on the Structured Investments or may experience other losses in connection with your investment in the Structured Investments.

We expect that the market value of the Structured Investments will be affected by changes in interest rates. Interest rates also may affect the economy and, in turn, the value of the reference assets, which would affect the market value of the Structured Investments. Investors should be willing to hold the Structured Investment until maturity. If the investor sells the Structured Investment before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Structured Investment prior to maturity may be substantially less than the amount originally invested in the Structured Investment, depending upon the level, value or price of the reference asset at the time of the sale.

Credit of the Issuer:

The Structured Investments are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on Structured Investments depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to satisfy its obligations as they come due. As a result, the value of the Structured Investments may be affected by changes in the perceived or actual creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and, in the event Barclays Bank PLC or Barclays Bank Delaware, as the case may be, were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

Liquidity:

There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Potential Conflicts of Interests:

Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Sales Through Barclays Wealth:

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Structured Investments to certain clients. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC or Barclays Bank Delaware, as the case may be, in connection with the distribution of the Structured Investments to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is acting solely as agent for Barclays Bank PLC or Barclays Bank Delaware, as the case may be. If you are considering whether to invest in the Structured Investments through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity:

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.

Performance Results:

The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Consider the Merits of an Investment:

In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the securities and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment.

Commodity Prices May Change Unpredictably:

Trading in futures contracts on physical commodities is speculative and can be extremely volatile. Market prices of commodity futures contracts may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated,

COMMODITY LINKED INVESTMENT SOLUTIONS

unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity.

Supply of and Demand for Physical Commodities Tends to Be Particularly Concentrated, So Prices Are Likely to Be Volatile:

The prices of physical commodities can fluctuate widely due to supply and demand disruptions in major producing or consuming regions or industries. Certain commodities are used primarily in one industry, and fluctuations in levels of activity in (or the availability of alternative resources to) one industry may have a disproportionate effect on global demand for a particular commodity. Moreover, recent growth in industrial production and gross domestic product has made China and other developing nations oversized users of commodities and has increased the extent to which certain commodities rely on the those markets. Political, economic and other developments that affect those countries may affect the value of commodities. In addition, because certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply-related events in such countries or with such producers could have a disproportionate impact on the prices of such commodities.

Commodities and Related Futures Are Subject to Suspension or Disruptions of Market Trading:

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.

Earn Success with Barclays Capital:

Barclays Capital’s Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

• All Asset Classes and Structures Under One RoofSM

• Packaging even the most complex ideas into simple and efficient publicly registered products

• Commitment to our clients: client service is the foundation for our success

Disclaimer:

Dow Jones-UBS Commodity Indices

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®,” “DJ,” “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM” and “Dow Jones-UBS Commodity Index Total ReturnSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly.

S&P GSCI Indices

“S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index”, “S&P GSCI® Commodity Index” and “S&P GSCI® Crude Oil Total Return Index” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI® to track general stock market performance.

Additional Information

The following legend shall be applicable solely to the use of this presentation in connection with an SEC-registered offering of a security:

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities:

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (‘‘Barclays’’), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays’ internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays’ subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you.

Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2011, Barclays Bank PLC. All rights reserved.

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COMMODITY LINKED INVESTMENT SOLUTIONS

CONTACTS

For more information please contact us at:

Phone: +1 212 528 7198

Email: Solutions@barcap.com

or visit us at Barx-is.com

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